Offering Statement for AccuShoot, Inc.

("AccuShoot," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   AccuShoot, Inc.

   2851 NW 9th
   Suite D
   Corvallis, OR 97330

Eligibility

2. **The following are true for AccuShoot, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Poul Petersen

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/01/2011	Present	BigML, Inc.	CIO
09/01/2020	Present	AccuShoot, Inc.	Co-founder & CIO

   Short Bio: Poul is the technical mind behind the AccuShoot platform and its computational infrastructure. His acquaintance with firearms and passion for shooting goes back to his formative years as a teenager in

Oregon. The concept of improving shooter performance via computer vision and machine learning came naturally to him following his duties at BigML, where he created the infrastructure for the Company's pioneering Machine Learning-as-a-Service software platform. Prior to BigML, Poul had 20+ years of experience building scalable and fault-tolerant systems in data centers. Poul holds a M.Sc. in Mathematics and a B.S. in Mathematics, Physics and Engineering Physics. LinkedIn: https://www.linkedin.com/in/poul-petersen/

Name
Javier Placer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2017	Present	BigML, Inc.	Strategic Advisory Board
01/01/2013	Present	Grow.ly	Strategic Advisor
09/01/2018	Present	CIBERCOTIZANTE	Board Member
09/01/2020	Present	AccuShoot, Inc.	Board Member

Short Bio: Javier has been a board member of AccuShoot for over two years. He has other experience as a strategic advisor for BigML, Inc. and Grow.ly. Education: MBA - NYU Stern School of Business (1995-1997) LinkedIn: https://www.linkedin.com/in/javier-placer-9565028a/

Name
Francisco Jose Martin

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

BigML, Inc.

Securities:	2,000,000
Class:	Common Stock
Voting Power:	45.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   AccuShoot is a machine learning-based application that digitizes the marksmanship experience by monitoring target and shooter in real-time, tracking shooter evolution over time, and recommending drills to develop and maintain marksmanship proficiency quickly and consistently. Founded by a team of experts with a strong pedigree in developing machine learning systems for enterprises since the 1990s, AccuShoot leverages this foundational technology (e.g., image processing, object detection) to offer a seamless 21st century user experience to millions of sports shooting enthusiasts otherwise dependent on manual tracking and paid instructors to sharpen and maintain their skills. AccuShoot also compliments professional marksmanship training by compiling objective performance tracking stats and personalized recommendations per shooter. This scientific approach is anticipated to dominate in the coming years as law enforcement and military training best practices for marksmanship incorporate machine learned approaches spearheaded by AccuShoot.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in AccuShoot, Inc. speculative or risky:**

   1. The Company is offering to sell up to 308,750 shares of its Common Stock (the "Securities"). The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.
   2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
   3. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or

early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

4. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this Offering.

5. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

6. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

7. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

8. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

9. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

10. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceedings against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.

11. Portions of our business may be subject to regulation. Our business involves the use of firearms. Regulatory and legislative changes may affect the ability of customers to use our contemplated products.

12. Our business may be adversely affected by pandemics and other events affecting global economic conditions. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly

uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

13. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

14. The Company likely will not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the Offering.

15. You may only receive limited ongoing disclosure. While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

16. The Company's CEO may be deemed to have voting control of AccuShoot. If you purchase Common Stock in the Offering, your ability to influence the business of the Company will be extremely limited. Francisco Martin is the CEO of both BigML, Inc., and the Company. Through his beneficial ownership of shares of the capital stock of BigML and a voting agreement among BigML and the holders of shares of Founders Preferred Stock, Mr. Martin has voting control over AccuShoot. See "Summary of Voting Agreement with Holders of Founders Preferred" below.

17. The holders of Founders Preferred Stock have preferential rights over the holders of Common Stock of AccuShoot. As discussed in more detail under "Description of Founders Preferred Stock" below, shares of Founders Preferred Stock have dividend and liquidation preferences under the terms of the Founders Preferred, as well as the right to convert shares of Founders Preferred into shares of Common Stock, currently on a one-for one basis.

18. Future fundraising may affect the rights of investors. The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

19. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

20. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

21. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

22. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

23. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the

Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

24. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

25. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

26. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

27. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

28. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

29. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES.

THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

AccuShoot, Inc. (“Company”) is offering securities under Regulation CF, through Netcapital Funding Portal Inc. (“Portal”). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,235,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We plan to continue investing in the R&D of our product lines and continue filing patent applications to protect our technology. As our first direct-to-consumer application starts getting subscribers, we plan to make our first investments in marketing channels that help promote AccuShoot in a very targeted way. We plan to also proceed with an audit required to raise additional capital.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$60,515
New R&D Expenses	$0	$450,000
Cloud	$0	$54,485
Accounting Fees	$9,510	$10,000
Legal Fees	$0	$15,000
Accrued Operational Expenses	$0	$75,000
Accrued R&D Expenses	$0	$450,000
IP	$0	$50,000
Audit	$0	$20,000
Marketing	$0	$50,000
Total Use of Proceeds	**$10,000**	**$1,235,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and AccuShoot, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $4 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Preferred Stock	4,000,000	2,000,000	Yes	See "Other Material Information - Description of Founders Preferred Stock" for additional terms.
Common Stock	10,000,000	2,000,000	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Employee Stock Options	The Company has an employee stock option plan with 444,444 options to purchase shares of Common Stock reserved. Out of the 444,444 options, 22,232 options remain reserved for future issuance and 422,212 options have been granted to BigML employees and advisors. Below is a schedule of the 422,212 outstanding options: 222,222 options have a vesting commencement date of 9/22/22 and will expire on 9/22/32. 22,222 options have a vesting commencement date of 11/7/22 and will expire on 11/7/32. 66,666 options have a vesting commencement date of 12/15/22 and will expire on 12/15/32. 22,222 options have a vesting commencement date of 1/27/23 and will expire on 1/27/33. 88,880 options have a vesting commencement date of 1/31/23 and will expire on 1/31/33. All 422,212 outstanding options have an exercise price of $0.25 per share and a vesting schedule under which 12/25ths vests one year after the vesting commencement date and 1/25th vests per month thereafter.	444,444

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

AccuShoot has adopted a stock option plan for management, AccuShoot employees, BigML employees, and advisors that provides for awards for up to a total of 444,444 shares of Common Stock. Of the 444,444 options, 422,212 options have been granted. If any of those options are exercised for shares of Common Stock, your Securities will be diluted. Assuming that the 308,750 shares of Common Stock included in this Offering are sold, the investors in this Offering will collectively own approximately 6.5% of the then outstanding shares of Common Stock on a fully diluted basis, including stock options. None of the Company's current debt is convertible into equity. See also the summary of rights of BigML, Inc. and holders of the Company's Founders Preferred Stock under the heading "Other Material Information" below.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Bylaws of AccuShoot, Inc for all Securities sold in this Offering. See also "Other Material Information" below.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's Bylaws can be amended by the stockholders of the Company, and directors can be added or removed by stockholder vote. As minority owners, you are subject to the decisions made by the majority owners. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by our management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that future valuations will take the same approach for the foreseeable future.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As holders of a majority of the voting rights in the Company, our current stockholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the current stockholders may decide to issue additional shares of Common Stock or preferred

stock to new investors, sell convertible debt instruments with beneficial conversion features, or make other decisions that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the Securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our Common Stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our Common Stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of Common Stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price, if any, of our stock would decline. A sale of our Company or of the assets of our Company may result in an entire loss of your investment. We cannot predict the market value of our Company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by directors unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Related Party Payable - BigML Inc.
Amount Outstanding:	$2,531,779
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	

25. **What other exempt offerings has AccuShoot, Inc. conducted within the past three years?**

Date of Offering:	2020-09-01
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Preferred Stock
Amount Sold:	$500,000
Use of Proceeds:	R&D - Foreground IP contract with BigML, Inc.

Date of Offering:	2020-09-01
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$500,000

Amount Sold:	$500,000
Use of Proceeds:	Intellectual property contributed by BigML, Inc., under Foreground IP contract with BigML and expenses of formation.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
BigML, Inc.	Parent entity that owns 45% of AccuShoot Inc.	Debt	$2,531,779

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The Company was incorporated on August 25, 2020, in the state of Delaware. The Company is a machine learning-based application that digitizes the marksmanship experience by monitoring target and shooter in real-time, tracking shooter evolution over time, and recommending drills to develop and maintain marksmanship proficiency quickly and consistently. Results of Operations: For the year ended December 31, 2022, the Company generated $0 in revenues. Operating expenses for the year ended December 31, 2022 increased by $308,230 to $1,513,177, as compared to $1,204,947 reported for the year ended December 31, 2021. The Company reported a net loss of $1,513,177 for the year ended December 31, 2022. For the year ended December 31, 2021, the Company generated $49,713 in revenues. Operating expenses for the year ended December 31, 2021 increased by $785,544 to $1,204,947, as compared to $419,403 reported for the period from August 25, 2020 (inception) to December 31, 2020. The Company reported a net loss of $1,155,235 for the year ended December 31, 2021. The Company was incorporated on August 25, 2020 and for the period from August 25, 2020 to December 31, 2020, it had no revenues and incurred operating expenses of $419,403, resulting in a net loss of $419,403. Liquidity and Capital Resources: On March 3, 2023, the Company began a Reg CF Offering. During the period March 3, 2023 through April 3, 2023, the Company raised gross proceeds of $363,792 in exchange for selling 90,948 shares of Common Stock. The Reg CF Offering is still ongoing. As of January 31, 2023, the Company had approximately $1,400 in cash balances. On December 31, 2022, the Company had cash and cash equivalents of $419 and negative working capital of $2,574,874 as compared to cash and cash equivalents of $170 and negative working capital of $1,064,138 on December 31, 2021. During 2021, the Company recorded a related party payable of $1,063,933 to fund the operating expenses of the Company. During 2022, the related party payable amount increased by $1,467,846 and the current amount owed is now $2,531,779. The related party is BigML, Inc, an entity that owns 45% of the Company (including options). The related party payable does not have an interest rate and has no maturity date. During 2020, the Company received cash of $510,000 and intellectual property valued at $490,000 in exchange for issuing 2,000,000 shares of common stock and 2,000,000 shares of preferred stock. The intellectual property consisted of a perpetual license of BigML Inc.'s platform, valued at $490,000. The asset has been classified as Intangible Assets. At the time AccuShoot was formed in August 2020, it entered into a Foreground Development and License Agreement (the "Foreground Agreement") with BigML pursuant to which BigML agreed to provide certain development services to AccuShoot in exchange for the payment of specified consulting fees. The services related to development of the computer programming code underlying a computer application designed to enable the use of machine learning techniques in a computer vision- and sensor-based system to analyze a shooter and the shooter's target in real-time and to provide immediate recommendations to the shooter on how to improve target shooting performance (the "Field of Use"). In September 2022, BigML and AccuShoot entered into an amendment to the Foreground Agreement to provide for revised payment terms relating to (a) AccuShoot's accrued liability to BigML for consulting fees in the aggregate amount of $1,860,000 for the period from March 2021 through August 2022; (b)AccuShoot's liability to reimburse BigML for BigML's payment of fees incurred by AccuShoot to third parties in the total amount of approximately $67,000 from March 2021 through July 2022; and (c) fees payable to BigML for ongoing consulting services provided to AccuShoot by BigML beginning September 1, 2022, which fees totaled $600,000 as of December 31, 2022. BigML and AccuShoot have agreed to a payment schedule under which payments will begin on the first day of the month after the month in which the AccuShoot mobile phone application is available for download from one or more major mobile application stores, including but not limited to, Google Play, Apple App Store, Amazon Appstore, and the Samsung Galaxy Store. Upon payment of the total accrued fees under the amendment to the Foreground Agreement, BigML will assign all its rights in specified intellectual property related to the Field of Use to AccuShoot. AccuShoot has granted to BigML a perpetual, nonexclusive, worldwide, royalty-free license to prepare derivative works of the code developed under the Foreground Agreement for use in fields outside the Field of Use. BigML also has retained all rights to certain intellectual property developed by BigML of general applicability and has granted AccuShoot a perpetual, nonexclusive, worldwide, royalty-free license to use that intellectual property.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

      1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
          1. **in connection with the purchase or sale of any security?**
          2. **involving the making of any false filing with the Commission?**
          3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

      2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
          1. **in connection with the purchase or sale of any security?;**
          2. **involving the making of any false filing with the Commission?**
          3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

      3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
          1. **at the time of the filing of this offering statement bars the person from:**
              1. **association with an entity regulated by such commission, authority, agency or officer?**
              2. **engaging in the business of securities, insurance or banking?**
              3. **engaging in savings association or credit union activities?**

          2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

      4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
          1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
          2. **places limitations on the activities, functions or operations of such person?**
          3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

          If Yes to any of the above, explain:

      5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

AccuShoot, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Description of Founders Preferred Stock: AccuShoot has designated 2,000,000 shares of its preferred stock as a series known as the Founders Series (the "Founders Preferred"). The following description of the terms of the Founders Preferred is qualified by reference to the Certificate of Designations—Founders Preferred Stock Terms (the "Terms") filed with the Delaware Secretary of State on August 28, 2020. There are currently 2,000,000 shares of Founders Preferred issued and outstanding, held by nine holders. The numbers of shares of Founders Preferred held by holders currently range from 100,000 shares to 600,000 shares. Each share of Founders Preferred is convertible into Common Stock at any time at the election of a holder of Founders Preferred. The number of shares of Common Stock to be issued on conversion is determined by dividing the original issue price—$0.25 per share—by the conversion price as determined and adjusted in accordance with the Terms, currently $0.25 per share. Accordingly, each share of Founders Preferred is currently convertible into one share of Common Stock. The conversion price is subject to adjustment in case of a stock split, stock dividend, or reverse stock split affecting the Common Stock. The conversion price is also subject to potential adjustment for certain other events, including issuance of Common Stock (or options, securities convertible into Common Stock, or equivalents) at below the conversion price then in effect. The conversion price will not be adjusted for issuance of stock options to employees, directors, or consultants pursuant to a plan or arrangement approved by the Board of Directors, and in certain other specified circumstances. Subject to an exception for certain qualifying transactions treated as liquidations as described under the subheading "Liquidation Preference" below, in case of a merger or other recapitalization, holders of Founders Preferred will have the right to receive upon conversion the number of shares of stock or other securities or property of the corporation or otherwise to which they would be entitled if they had held the number of shares of Common Stock into which the Founders Preferred was convertible on the effective date of the merger or recapitalization. Shares of Founders Preferred will be converted automatically into Common Stock in the event of the closing of: (a) a registered public offering providing for the sale of Common Stock that results in gross proceeds to the corporation of at least $10 million and a post-offering market capitalization of at least $50 million; or (b) an event specified by vote or written consent of holders of a majority of the outstanding Founders Preferred shares. A holder of Founders Preferred is entitled to one vote for each share of Common Stock into which the Founders Preferred could be converted. Founders Preferred is entitled to vote on any question on which Common Stock has the right to vote. Founders Preferred and Common Stock vote together as a single class, except as otherwise provided by law or the Terms. Holders of Founders Preferred are entitled to receive dividends out of any available assets when and only if declared by the Board of Directors. No dividends may be paid on the Common Stock (other than dividends payable in shares of Common Stock), unless dividends are paid on the Founders Preferred, first or simultaneously with the dividend on Common Stock, in an amount equal to what would have been paid had the Founders Preferred shares been converted into shares of Common Stock immediately prior to payment of the dividend. Upon the liquidation of AccuShoot, whether voluntary or involuntary, holders of Founders Preferred will be entitled to receive from available assets an amount equal to the original issue price ($0.25 per share), subject to appropriate adjustment, for each share of Founders Preferred outstanding, in preference to the holders of Common Stock. Remaining assets and funds of the corporation will be distributed to the holders of the Common Stock and Founders Preferred pro rata based on the number of shares held by each such holder, treating the Founders Preferred shares as if they had been converted to Common Stock. For purposes of the liquidation preference, unless holders of 51 percent of the outstanding Founders Preferred shares elect otherwise, a liquidation of AccuShoot will be deemed to occur upon: (a) the sale, lease, transfer, exclusive license, or other disposition of all or substantially all of AccuShoot's assets; or (b) the merger or consolidation of the corporation, unless the shares of capital stock of the corporation outstanding immediately prior to the merger or consolidation continue to represent or are converted or exchanged for shares that represent, immediately following the merger or consolidation, at least a majority by voting power of the capital stock of the surviving or resulting corporation. For as long as any Founders Preferred shares are outstanding, unless holders of at least 51 percent of the outstanding Founders Preferred shares approve, AccuShoot may not: (a) amend, alter or repeal any provisions of AccuShoot's Certificate of Incorporation or Bylaws in a manner that adversely affects the powers, preferences or rights of the Founders Preferred; or (b) purchase or redeem any shares of capital stock or pay or declare any dividend or distribution on any shares of capital stock of AccuShoot, other than: (i) redemptions of or dividends or distributions on Founders Preferred authorized by the Terms, (ii) dividends on Common Stock payable solely in additional shares of Common Stock; and (iii) repurchases of shares from former employees, officers, directors, consultants, and other service providers in connection with cessation of employment or services. Summary of Voting Agreement with Holders of Founders Preferred: BigML, together with each holder of Founders Preferred (the "Investors" and, collectively with BigML, the "Stockholders") have entered into a Voting Agreement, pursuant to which BigML is designated as the "Key Holder." Any transferee of BigML will also become a Key Holder. As long as the Key Holder(s) hold in the aggregate at least 15 percent of the Common Stock of AccuShoot (on a fully diluted basis), the Key Holder(s) will have the right to designate a majority of directors of AccuShoot, and each Stockholder has agreed to vote for such designees. Currently, all of AccuShoot's directors, comprising three persons, have been designated by BigML. The Stockholders have agreed to vote as necessary to ensure that no director who has been designated for election by the Key Holder(s) may be removed other than for cause, unless the Key Holder(s) approves the removal or no longer has the right to designate the director. The same provision will apply if any other Stockholders acquire the right to designate one or more directors for election. Each Stockholder has also agreed to vote as necessary to remove a director previously designated by the Key Holder(s) if the Key Holders so request. The Voting Agreement also provides that the Stockholders do not have the authority to enter into or approve the sale of AccuShoot or the sale or transfer of any shares of Preferred Stock or Common Stock of AccuShoot to a competitor of BigML (as determined in BigML's sole discretion) without the approval of the Key Holder(s). The Voting Agreement will terminate upon the earliest to occur of the following: • Completion of AccuShoot's first public underwritten offering of Common Stock, with certain exceptions; •

Completion of a sale of AccuShoot providing for distribution of proceeds to the Stockholders in accordance as provided in the Voting Agreement; and • Execution of a written instrument providing for termination of the Voting Agreement by AccuShoot, the Key Holder(s), and holders of a majority in voting power of the Stockholders (voting together as a single class), as provided in the Voting Agreement. Currently, BigML holds in the aggregate approximately 45% of AccuShoot's outstanding Common Stock on a fully diluted basis (including options). If the Offering is fully subscribed, BigML will hold in the aggregate approximately 42% of AccuShoot's outstanding Common Stock on a fully diluted basis following completion of the Offering. Thus, BigML will have the rights of a Key Holder under the Voting Agreement for the foreseeable future. Francisco Martin, who is the CEO of both BigML and AccuShoot, has the power to direct BigML in its exercise of the rights of a Key Holder under the Voting Agreement. Summary of Investors' Rights Agreement: AccuShoot and the Investors, as defined in the Voting Agreement, are also parties to an Investors' Rights Agreement (the "Investors' Agreement"). The Investors' Agreement provides the Investors with certain registration rights and information rights, as well as a right to purchase new securities offered for sale by AccuShoot before any new investors may be permitted to purchase such securities. Investors have given notice of their intent to exercise their purchase rights to acquire a total of 37,500 shares of AccuShoot Common Stock in connection with the Offering. The Investors' Agreement also provides that, if a group of holders of 51 percent or more of the outstanding AccuShoot Common Stock on an as converted basis (the "Proposing Stockholders") proposes to complete a business transaction involving the sale or exchange of such securities or the sale of all or substantially all of the assets of AccuShoot, as described in the Investors' Agreement, the Proposing Stockholders will have the right to require the Investors to participate in the transaction on the same terms as the Proposing Stockholders. This "drag-along" right increases the likelihood that a business transaction on terms favored by the Proposing Stockholders will be completed. Also under the Investors' Agreement, BigML has agreed to give the Investors the right to purchase BigML's shares of Common Stock in AccuShoot on the price and terms on which BigML may propose to sell the shares to a third party. The Investors' Agreement sets forth the process under which the Investors may exercise this right. The right does not apply to transfers by BigML to an affiliate. The Investors' Agreement also provides tag-along rights to the Investors with respect to proposed sales of Common Stock by BigML in certain circumstances. Transcript of Video on Offering Page. The following is a transcript of the video shown on the Company's offering page:

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://accushoot.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.